

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

Mark Walker
Chief Executive Officer
Direct Digital Holdings, Inc.
1233 West Loop South, Suite 1170
Houston, TX 77027

      Re: Direct Digital Holdings, Inc.
          Amendment No. 2 to
          Draft Registration Statement on Form S-1
          Submitted October 18, 2021
          CIK 0001880613

Dear Mr. Walker:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2021 letter.

Draft Registration Statement on Form S-1 submitted October 18, 2021

Unaudited Pro Forma Consolidated Financial Information
Unaudited Pro Forma Consolidated Balance Sheet, page 67

1. In regard to your response to prior comment 6, we note in the event of a redemption election by the Continuing LLC Owners, Direct Digital Holdings Inc. may effect a direct exchange of Class A common stock or make a cash payment. Since you will be controlled by Direct Digital Management, LLC, the decision to redeem for cash will be made by them. Revise to present outside of pro forma permanent equity the LLC Units to be held by Direct Digital Management, LLC or advise us.

General

2.   We note your responses to prior comments 1 and 14 and that you have included in your prospectus graphics 2020 pro forma revenue information and pro forma revenue growth. We also note that you intend to include in the prospectus graphics revenue information for the required interim period when you publicly file the Form S-1. In light of the fact that the Orange 142 acquisition occurred on September 30, 2020, and the operations of Orange 142 are included within the fiscal year 2020 and interim 2021 financial statements, please remove the pro forma revenue information from the prospectus graphics. If you choose to include financial information, include only financial information from your consolidated financial statements. Furthermore, to present a balanced picture of the company's financial health, provide net income (loss) for the same periods with equal prominence. Refer to Securities Act Forms C&DI 101.02.

   You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rakesh Gopalan